AtomBeam Technologies Inc.

ıllı ATOMBEAM

ANNUAL REPORT

1036 Country Club Dr, Suite 200

Moraga, CA 94556

0

https://atombeamtech.com/

This Annual Report is dated May 9, 2024.

BUSINESS

AtomBeam Technologies Inc. ("AtomBeam" or the "Company") is a California-based software company with a sophisticated technology that we believe has the potential to change the way data generated by the "Internet of Things", or IoT, is transmitted and stored. The Company's intellectual property is protected by 45 issued and allowed patents.

AtomBeam's first product, Neurpac, is a software technology that, based on our testing, typically reduces IoT data by an average of 75% compared to the original data. Compression algorithms are generally not effective on IoT data messages, which are too small for compression to find repetitions of patterns within a single file, a requisite for compression algorithms to be effective. Also, unlike compressed files, Neurpac-encoded ("Compacted") files are readable, searchable and randomly accessible, and are also more secure due to the deep obfuscation natively provided by Neurpac. We believe that this combination of benefits of Neurpac makes it differentiated from compression algorithms in important ways, and also enables the potential use of Neurpac to benefit certain artificial intelligence ("AI") applications.

We believe that Neurpac technology's capabilities may make entire computer networks and systems more efficient and secure by enabling stored, reduced- size data to be searchable and randomly accessible. Achieving system-wide utilization of Neurpac will require many years of development, capital and expertise, but has been recognized as a possibility by AtomBeam's data scientists, who have demonstrated efficacy of the capability in early-stage proof of concept models. Also, this feature of Neurpac may have possible benefits for artificial intelligence, including large language model AI, such as ChatGPT. For adoption in AI applications, AtomBeam will require the assistance of a large corporate partner, and has begun the process of seeking such a partner to augment the Company's limited research capabilities, however, there can be no guarantee that the Company will find such corporate partner.

The Company's second product, Neurcom, is still in development. Neurcom is an AI, neural net based software algorithm that has demonstrated the capability to reduce the size of certain sensor-generated images by a factor of more than double that provided by state of the art image compression algorithms. Neurcom's AI may be applicable to not only image files but also to video and audio files. Neurcom does not replace, but instead enhances the capabilities of video and audio "codecs", which are standard algorithms used to reduce the size of image, video and audio files.

Products and Technology

AtomBeam is currently focused on two products:

· Neurpac, which is currently released in beta as a software as a service, which is based on the previously released Neurpac Software Development Kit ("SDK") version, and
·
Neurcom, which is currently in development.

Neurpac

We believe that AtomBeam's Neurpac technology is a significant departure from conventional data reduction, known as data compression. We further believe that Neurpac can dramatically reduce the amount of data that is sent and makes communication commensurately faster, and it may also confer other benefits not possible with legacy compression algorithms. Compression is generally ineffective for sending IoT files in real time, since they are typically too small to have many repeated patterns within one file; for AtomBeam, however, file size is virtually irrelevant, with the product achieving similar reduction ratios in both very small and large files. We believe that this makes AtomBeam's technology a potential standard for machine-to-machine communication, which primarily involve very small data files.

In addition to reducing the size of data for transmission and storage, Neurpac's algorithmic structure provides for the potential to change how data is managed throughout a network. Among numerous potential capabilities that are unique to the technology, the Company believes that the five most significant are listed below. Some of these capabilities have not yet been developed, and are still theoretical, and may never be released as a commercial product or feature.

1. Data reduction and implications for networks. Neurpac reduces the size of small individual datagrams, or messages, that are typical of machine, or IoT data. Because based on our internal testing, the Neurpac executable runtime software is fast, reducing files an average of 75%, and typically requires only microseconds to encode a message, effective available bandwidth for machine data is, on average, increased by 4x. In addition, Neurpac-encoded data streams have shown in testing to be significantly less vulnerable to transmission errors than compressed data.
2. Potential benefits for AI. Neurpac's features and fundamental structure make it a potentially significant contributor to the development of AI algorithms. Neurpac may be able to significantly increase the speed and efficiency of AI algorithms because of its combination of very fast runtime execution speed, reduced file sizes and its random access feature. Research by the Company on the potential application of Neurpac to AI is in its
early stages, and there can be no assurance that it will be successful, or it will be released as a commercial product or feature.
3. Searchability and random access. Data that has been encoded using Neurpac is searchable and randomly accessible, unlike most compressed data, and therefore we believe has the potential to significantly improve access to stored data, which could resolve a major issue that concerns many companies and organizations: making the massive amount of stored IoT data useful. Commercialization of such a capability will entail significant time and investment of resources. There can be no assurance that it will be successful, or it will be released as a commercial product or feature.
4. Security. Neurpac in standard form confers a kind of security that does not, unlike standard encryption, require any additional computing steps, new hardware, added latency or other computational burden. In the same computational step as data is reduced, Neurpac's process relies on "codebooks" particular to the data source that substitutes representations, or indexes, for patterns in data messages. This substitution of the original message's content with indexes makes the messages unreadable to anyone who does not have the codebook that was used to encode the message. The security natively provided by Neurpac is not encryption, and consequently the Company cannot advertise it as such.
5. Intrusion detection potential. The Company has postulated mathematical principles that would allow a user to detect an intrusion of Neurpac-encoded data streams. If the Company were to successfully implement these principles and develop this feature, the Company believes that many potential commercial customers and the U.S. Government may be interested in its adoption. Moreover, since this capability would only be available to users of Neurpac, if it were to be developed it may encourage the wider adoption of Neurpac, especially for customers for whom intrusion detection is of key interest. Many other intrusion detection software products are on the market, but the approach the Company plans to adopt is fundamentally different from existing techniques and may be complementary to other such technologies. There can be no assurance that the development of intrusion detection will be successful, or that it will be released as a commercial product or feature.

Neurcom

AtomBeam's second product in development, Neurcom, uses a unique artificial intelligence software to reduce the size of images that are generated by modern sensors, like light detection and ranging, or LiDAR, which builds images using lasers and is used in many autonomous vehicles, as well as synthetic aperture radar images generated by satellites and aircraft and other sensor-generated images. These are big files, and Neurcom has been shown in early testing to improve the performance of compression in testing performed in conjunction with the U.S. Air Force Research Laboratory. The core of Neurcom's intellectual property is its artificial intelligence software, which has been demonstrated to be applicable not only to specialized sensor image files, but is believed also to be applicable to other "lossy" compression algorithms to improve their performance, such as electro-optical images and audio files. Early research and testing have demonstrated that the technology may apply to these other use cases, but more work is required to prove its efficacy in a broad range of applications.

Neurcom's approach to data reduction is "lossy", and therefore does not apply to the data types for which Neurpac, which is "lossless", is appropriate, such as telemetry, geolocation, control data and other data for which no loss of fidelity is acceptable. Compression algorithms used for images, video and audio files for most uses are necessarily lossy, since the original, uncompressed files cannot be reduced sufficiently by "lossless" data reduction for such applications as consumer video and audio and most commercial uses, and the lossy compression is designed to retain only the data that is perceptible to human consumers of images and audio. Lossy compression algorithms first eliminate most, usually over 90%, of the video or audio file with various
techniques prior to compressing the remainder. Neurcom adds another layer to this process based on its patent pending artificial intelligence algorithm that processes the file before it reaches the lossy compression, reducing the amount of data that needs to be compressed, resulting in a file that is smaller than what would be achievable without Neurcom's pre-processing.

Complementary Applications of Neurpac and Neurcom

Many data streams from IoT devices consist simply of telemetry, geolocation and other data for which the entire file must be reproduced, for which the use of Neurpac may be effective. In many instances, however, machine data streams that include data that is appropriate for Neurpac also incorporate images, video, or audio, for which lossy compression is appropriate. Consequently, in many instances, we believe that the combination of Neurpac and Neurcom may add significant effective bandwidth to a data stream of mixed data types. Many companies and governments devote significant resources to increasing available bandwidth, through improving hardware, eliminating bottlenecks with software, and other means that are generally more costly than Neurpac and Neurcom are likely to be. Consequently, if the Company is successful in building and fielding a product that combines Neurpac and Neurcom, Management believes that such a product would be in demand by many users.

Platforms

AtomBeam offers its customers an SDK, which includes a copy of Neurpac software, manuals, testing software, and other components used by customers for in-depth testing and integration into their solution. This is a useful solution for situations in which the customer is a company that makes hardware products in which Neurpac can be added to the "software stack" of the hardware device. The Company, however, views two other delivery platforms for its software as being of greater potential as products, which can be used in conjunction with or in substitution for the SDK. These platforms are i) Software as a Service, or SaaS, to which a user "subscribes" their devices to a cloud-based service, and ii) in the longer term, integrating the Company's products onto semiconductors.

In the Company's view, for its products to be widely used, they must be made to be invisible to the end user, and also very simple for an engineer to incorporate AtomBeam software in a product to be sold to an end user. The first step the Company has undertaken to make its products easily incorporated in devices, operating invisibly to end users, with maintenance and updating all in the background is its SaaS offering. To this end, the Company's close partnership with Viasat has enabled the Company to undertake the deep integration into the Amazon Webs Services ("AWS") cloud that is required to make Neurpac, and later potentially Neurcom, available to makers of devices as the Company's cloud-based SaaS. There can be no assurance that the Company's SaaS will be released as a commercial product, and if released, that it will be commercially successful.

Incorporation of its products in semiconductors is a key long term goal of the Company. The Company has performed early work related to the effort for Neurpac under an Air Force contract and has submitted a proposal to the U.S. Space Force in order to seek funding to continue this work. The Company believes that integrating its products on semiconductors will be the way the Company's technologies could be adopted at the greatest scale. Integration of Neurpac and Neurcom on chips makes possible their inclusion on logic boards, which simplifies their incorporation in devices and enables rapid, low cost, widespread adoption, and such devices, moreover, could communicate with the AtomBeam SaaS. There can be no assurance that incorporation of the Company's products in semiconductors will be successful, or released as a commercial product, and if released, that such semiconductors will be commercially successful.

Our Customers

The Company markets its product to manufacturers and end-users of IoT devices, including for use in cars, heavy machinery, factories, wearables, smart buildings, and much else, with significant engagement with several large corporations and the U.S. Government, including the U.S. Department of Defense. The Company plans to derive its commercial revenue from one-time payments and annual license and maintenance fees based on the number of connected devices and the amount of data processed. The Company will also seek to license resellers such as cloud service providers, including Amazon Web Services, who are working with the Company to build AtomBeam's Neurpac into their cloud offerings and to offer the combination service to their customers, remitting SaaS fees to AtomBeam. There can be no assurance that the Company's relationships with current and prospective customers or partners will result in revenue to the Company.

The Company is currently in the early revenue stage of development and is currently performing under two Phase II contracts with the U.S. Department of Defense (the "DoD"), each for $1.2 million. The Company's customers consist of two branches of the DoD, the U.S. Air Force and the U.S. Space Force. In addition, the Company has submitted proposals to other Federal agencies and is actively working with members of different branches of the DoD to gain further traction in defense, as well as with large defense contractors.

Industry and Competition

The Company's software primarily impacts IoT connectivity, which is estimated to be a $300 billion market in 2021 and expected to grow to $650 billion in 2026, a 16.7% CAGR, according to Markets and Markets. For its data reduction capability, AtomBeam's primary competition is increased IoT network capacity, such as the expansion of cellular networks, launching more satellites, and upgrades of private IoT systems. For increased data speed, competition could be construed as edge computing solutions such as those sold by MobiledgeX, Mutable, Edge Gravity, Ori, and others. AtomBeam also provides enhanced IoT security; there are many IoT encryption and security monitoring companies, such as Armis, Claroty, Forescout, NAGRA, and Palo Alto
Networks.

Employees

The Company currently has 26 full-time employees (including consultants).

Regulation

We are and may become subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business and future business plans, many of which are still evolving and being tested in courts, and could be interpreted in ways that could harm our business. These laws and
regulations involve matters including technology, software, privacy, data use, data protection and personal information, biometrics, encryption, rights of publicity, content, integrity, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, data localization and storage,
data disclosure, artificial intelligence and machine learning, electronic contracts and other communications,

competition, protection of minors, consumer protection, civil rights, accessibility, telecommunications, product liability, e-commerce, taxation, economic or other trade controls including sanctions, anticorruption
and political law compliance, securities law compliance, and online payment services. Foreign data protection, privacy, content, competition, consumer protection, and other laws and regulations can impose different obligations, or penalties or fines for non-compliance, or be more restrictive than those in the United States.

These U.S. federal, state, and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate and intend to operate, and may be interpreted and applied inconsistently from jurisdiction to jurisdiction and inconsistently with our current policies and practices. We are also subject to evolving laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and/or receive certain data that is and/or will be critical to our operations, including data shared between countries or regions in which we currently and/or in the future operate and data shared among our products and services. If we are unable to transfer data between and among countries and regions in which we operate, or if we are restricted from sharing data among our products and services, it could affect our ability to provide our services.

In compliance with industry-specific regulations relevant to the provision of Software as a Service (SaaS) solutions, our company follows applicable laws and standards, including the Health Insurance Portability and Accountability Act (HIPAA) for healthcare services, the Gramm-Leach-Bliley Act (GLBA) for financial services, and the Family Educational Rights and Privacy Act (FERPA) for educational software. These efforts are aimed at ensuring the confidentiality and security of sensitive information across our varied service offerings. Our approach to compliance is designed to be responsive to the evolving nature of legal requirements in our industry sectors.

Intellectual Property

The Company has 34 issued, 4 allowed patents and has filed an additional 44 pending patents. The Company's patent portfolio relates to both proposed uses of the technology as well as mathematical and architectural approaches that further optimize the Company's software. Potential uses include applications
unrelated to IoT, including its use in data centers. Patent filings related to optimization include the application of highly complex mathematical techniques and approaches that are expected to have the effect of increasing execution speed, improving security, and further improving compaction ratios. The most recent patent filings of the Company are primarily concerned with its second product, Neurcom, which still under development and for which research continues to provide insights relevant to patenting opportunities.

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Previous Offerings

Name: Class A and B LLC units (AtomBeam was converted to a C Corp from Drivewarp LLC, all units were exchanged for common stock)
Type of security sold: Equity
Final amount sold: $401,305.00
Number of Securities Sold: 6,908,551
Use of proceeds: Software development and general corporate purposes
Date: January 01, 2021
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $1,258,500.00
Use of proceeds: Software development and general corporate purposes
Date: November 30, 2021
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Debt
Final amount sold: $450,000.00
Use of proceeds: Software development and general corporate purposes
Date: May 19, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $500,000.00
Use of proceeds: Operations and software development
Date: July 31, 2023
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $921,500.00

Use of proceeds: Operations and software development.
Date: June 05, 2023
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $281,000.00
Use of proceeds: Software development, sales and marketing, operations.
Date: March 31, 2023
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $2,998,297.78
Number of Securities Sold: 696,127
Use of proceeds: Software development, sales and marketing, operations
Date: June 30, 2023
Offering exemption relied upon: Regulation CF

Type of security sold: Convertible Note
Final amount sold: $1,406,455
Use of proceeds: Software development, sales and marketing, operations.
Date: December 31, 2023
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $676,057
Use of proceeds: Software development, sales and marketing, operations.
Date: December 31, 2023
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

During 2022 and 2023, the Company focused on engineering its software to be simple to install and use, including automating tasks otherwise performed manually. Other engineering work included the development of key features demanded by prospects and by the U.S. Department of Defense. The Company also made a significant effort to complete filings of patents to protect its intellectual property.

2022

Revenue

The Company had $125,000 in revenue in 2022. No cost of goods was associated with this revenue.

Expenses

Total expenses for 2022 were $1,461,060. Selling, general and administrative expenses were $1,344,982, while marketing and advertising expenses were $116,078. In addition, the Company accrued a non-cash interest expense of $144,003 on convertible notes and $2,574 in depreciation expense. Consultants, primarily software developers and architects, were paid $746,620, $53,535 lower compared to 2021 due to expense reductions. Other operating expenses were $175,620, or $91,351 lower than in 2021 due to expense reductions The Company accrued a non-cash interest expense of $144,003 on convertible notes. The Company received $49,813 in income from a U.S. Defense Department contract.

2023

Revenue

The Company had $612,563 in revenue in 2023. No cost of goods was associated with this revenue.

Expenses

Total expenses for 2023 were $3,074,257. Selling, general and administrative expenses were $2,530,518, while marketing and advertising expenses were $543,739. In addition, the Company accrued a non-cash interest expense of

$2,341 on convertible notes and $4,968 in depreciation expense. Compensation expenses were $899,463, $433,859 higher compared to 2022 due to additional payroll related expenses. Consultants, primarily software developers and architects, were paid $1,335,723, $590,893 higher compared to 2022 due to increased scope of operations. The Company received $612,563 in income from U.S. Defense of Department contracts.

Historical results and cash flows:

AtomBeam has and is devoting most of its capital resources to engineering development of its software product, Compaction, as well as to protecting its intellectual property by patenting its innovations. The emphasis during 2023 for engineering has continued to be a focus on ease of use, characterized by automation of features to ensure it is as simple to install and operate as possible. The goal of development is to be able to provide an end user with a SaaS version of Neurpac.

AtomBeam realized additional revenue in 2023 from its U.S. Department of Defense contracts. To date the Company has billed and been paid for one USAF research and development Phase I contract and been awarded another, which combined are expected to result in $150,000 in gross revenue. Two Phase II contracts totaling $2.4 million were awarded to the Company in June 2023. One is a contract with the U.S. Space Force for $1,201,583.16, and the other contract is with the U.S. Air Force for $1,209,870. For commercial business, the Company has established partnerships, which it believes it has the best opportunity for go-to-market. Inmarsat, Viasat, Nvidia, Amazon Web Services, and Intel partnerships announced in 2023 may prove to be good opportunities for the company, and more are actively being sought.

As a software company, AtomBeam expects that its gross margins will be in the 85% range. Management believes that its Compaction product will be most successful if it is instantiated on-chip, first as a software program, and eventually as a dedicated semiconductor, called an Application Specific Integrated Circuit, or ASIC, and an "Intellectual Property core", or "IP core" that can be integrated into a processor. The first step in the process to achieve this is instantiation of Compaction on a kind of semiconductor called a Field Programmable Gated Array, or FPGA, which is not "hard coded", and allows for software to be improved and debugged before it is instantiated as an IP core or ASIC. AtomBeam was recently awarded a U.S. Air Force contract to begin the process of instantiation on an FPGA, which will be undertaken with Second Order Effects, a hardware company, acting as a subcontractor. The process of on-chip instantiation will likely take several years to complete.

AtomBeam's second product, Neurcom, can be paired with Neurpac and is used to address sensor images. This is of great interest to the DoD for use in military satellites and aircraft. Neurcom could also be of high interest for commercial applications, including LiDAR in autonomous vehicles and aircraft. This product is not yet patented, but the Company intends to file patents for the invention in the near future.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $2,217,114.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Wazoo Partners LLC

Amount Owed: $150,190.00

Interest Rate: 5.0%

Maturity Date: February 26, 2025

nterest accrues and is paid upon maturity. Maturity is defined as the earlier of the term or the Next Equity Financing, defined as a sale (or series of related sales) by the Company of its Equity Securities from which the Company received gross proceeds of not less than $10,000,000.

Creditor: Wazoo Partners LLC

Amount Owed: $100,000.00

Interest Rate: 5.0%

Maturity Date: November 23, 2024

Financing, defined as a sale (or series of related sales) by the Company of its Equity Securities from which the Company received gross proceeds of not less than $10,000,000.

Creditor: Wazoo Partners LLC

Amount Owed: $200,000.00

Interest Rate: 5.0%

Maturity Date: May 19, 2025

Interest accrues and is paid upon maturity. Maturity is defined as the earlier of the term or the Next Equity Financing, defined as a sale (or series of related sales) by the Company of its Equity Securities from which the Company received gross proceeds of not less than $5,000,000.

Creditor: U.S. Small Business Administration

Amount Owed: $36,400.00

Interest Rate: 3.75%

Maturity Date: June 05, 2050

Secured Loan provided by US SBA.

Creditor: Consultants amounts owed

Amount Owed: $93,900.00

Interest Rate: 4.0%

Maturity Date: March 31, 2024

Creditor: Convertible Noteholders

Amount Owed: $1,682,500.00

Interest Rate: 5.0%

Various outstanding convertible notes. Please refer to the Company Securities section of the Form C for additional information.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Charles Yeomans

Charles Yeomans's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO
Dates of Service: September, 2017 - Present
Responsibilities: he CEO is responsible for execution of the policies and strategy approved by the Company's board of directors.

Position: Chairman
Dates of Service: September, 2017 - Present
Responsibilities: Promulgating agendas for and chairing board meetings

Other business experience in the past three years:

Employer: Trigemina Inc.
Title: Chairman
Dates of Service: September, 2011 - June 2021
Responsibilities: Chairing board meetings, occasionally interface with management.

Name: Joshua Cooper, PhD

Joshua Cooper, PhD's current primary role is with University of South Carolina. Joshua Cooper, PhD currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Scientist
Dates of Service: February, 2018 - Present
Responsibilities: Conceptualizing and architecting software and potential applications.

Other business experience in the past three years:

Employer: University of South Carolina
Title: Professor of Mathematics
Dates of Service: August, 2006 - Present
Responsibilities: Teaching and research

Name: Kayla Vallarta

Kayla Vallarta's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Controller
Dates of Service: June, 2020 - Present
Responsibilities: Keeping corporate books, reporting, banking

Position: Corporate Secretary
Dates of Service: July, 2017 - Present
Responsibilities: Maintenance of corporate books and records.

Other business experience in the past three years:

Employer: Trigemina Inc.
Title: Director of Finance and Policy
Dates of Service: September, 2012 - December, 2020
Responsibilities: Maintenance of corporate financial records and banking.

Name: Courtney Benham

Courtney Benham's current primary role is with Martin Ray Winery. Courtney Benham currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: September, 2017 - Present
Responsibilities: Member of Board of Directors.

Other business experience in the past three years:

Employer: Martin Ray Winery
Title: Owner
Dates of Service: January, 1992 - Present
Responsibilities: General Management

Name: Mojgan Haddad

Mojgan Haddad's current primary role is with Protein Metrics Inc.. Mojgan Haddad currently services 1 hour per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: September, 2017 - Present
Responsibilities: Member of Board of Directors.

Other business experience in the past three years:

Employer: Corin Group
Title: Senior Director of Software Engineering
Dates of Service: January, 2020 - June, 2021
Responsibilities: Lead Software engineering department for the company.

Other business experience in the past three years:

Employer: Talis Biomedical Corporation
Title: Senior Director, Bioinformatics & Software
Dates of Service: January, 2015 - January, 2020
Responsibilities: Created the vision for Talis' scientific applications, algorithms, and computing infrastructure and tools and led teams to execute.

Other business experience in the past three years:

Employer: Protein Metrics Inc.

Title: Vice President of Engineering
Dates of Service: August, 2021 - Present
Responsibilities: Supervise software development activities.

Name: Rajiv Bhagat

Rajiv Bhagat currently serves approximately 10 hours per week with the Issuer.

Positions and offices currently held with the Issuer:

Position: CFO
Dates of Service: February 12, 2024 - Present
Responsibilities: The CFO is responsible for budgeting, forecasting and reporting, cashflow management, financial planning & analysis, capital budgeting and strategic planning.

Other business experience in the past three years:

Employer: Ushur
Title: Senior Vice President, Finance
Dates of Service: November 2021 – September 2023
Responsibilities: Led financial planning & analysis, accounting, taxation, treasury and risk management.

Employer: rfXcel
Title: Vice President, Finance and Corporate Controller
Dates of Service: February 2016 – November 2021
Responsibilities: Led all finance, HR and administrative functions.

Name: Chuba Udokwu

Chuba Udokwu's current primary role is with the Issuer.

Positions and offices currently held with the Issuer:

Position: COO & Director
Dates of Service: February 12, 2024 - Present
Responsibilities: The COO is responsible for the operations of the Company, including engineering and product development.

Other business experience in the past three years:

Employer: Equitas Tech Advisors
Title: Founder
Dates of Service: June 2018 – present
Responsibilities: Provided technology diligence, value creation and growth strategy consulting services to technology investors.

Name: Kirk Byles

Kirk Byle's current primary role is with the Issuer.

Positions and offices currently held with the Issuer:

Position: Chief Revenue Officer
Dates of Service: February 12, 2024 - Present
Responsibilities: The Chief Revenue Officer is responsible for sales and business development for the Company.

Other business experience in the past three years:

Employer: Pinnacle Rock Consulting LLC
Title: Principal
Dates of Service: November 2021 – present

Responsibilities: Provide consulting services focused on developing self-funded start up companies as well as well-funded SMB companies struggling to achieve revenue goals.

Employer: FreeWave Technologies
Title: CEO
Dates of Service: August 2018 – January 2023
Responsibilities: Responsible for execution of the policies and strategy approved by the company's board of directors.

Name: Christian Becker

Christian Becker's current primary role is with Silvergate Consulting LLC.

Christian Becker currently services 5 hours per week in his role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: February 12, 2024
Responsibilities: Member of Board of Directors.

Other business experience in the past three years:

Employer: OneLight Sensing
Title: President
Dates of Service: May 2023 to present
Responsibilities: Leads company that designs and delivers innovative solutions in the areas of lidar and hyperspectral imaging, wideband spatially coherent supercontinuum optical sources, and highly agile fiber-based laser sources.

Employer: Elara Nova: The Space Consultancy
Title: Senior Partner
Dates of Service: May 2023 - present
Responsibilities: Provide consulting services related to the space domain.

Employer: Terran Orbital
Title: President
Dates of Service: March 2021 – July 2022
Responsibilities: Led manufacturer of small satellites primarily serving the United States and Allied aerospace and defense industries.

Name: Greg Caltabiano

Greg Caltabiano's current primary role is with HGGC.

Greg Caltabiano currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: February 12, 2024
Responsibilities: Member of Board of Directors
Other business experience in the past three years:

Employer: HGGC
Title: Operating Partner
Dates of Service: Jan 2019 to present
Responsibilities: Operating Partner with private equity fund, HGGC.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Charles Yeomans and The Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July
Amount and nature of Beneficial ownership: 2,440,000
Percent of class: 20.2

Title of class: Convertible Promissory Note PN-4a
Stockholder Name: Charles Yeomans and The Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July
Amount and nature of Beneficial ownership: 1
Percent of class: 20.2

Title of class: Convertible Promissory Note PN-06
Stockholder Name: Charles Yeomans and The Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July
Amount and nature of Beneficial ownership: 1
Percent of class: 20.2

Title of class: Convertible Promissory Note CN-19
Stockholder Name: Charles Yeomans and The Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July
Amount and nature of Beneficial ownership: 1
Percent of class: 20.2

Title of class: Convertible Promissory Note CN-25
Stockholder Name: Charles Yeomans and The Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July
Amount and nature of Beneficial ownership: 1
Percent of class: 20.2

Title of class: Convertible Promissory Note CN-28
Stockholder Name: Charles Yeomans and The Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July
Amount and nature of Beneficial ownership: 1
Percent of class: 20.2

Title of class: Common Stock
Stockholder Name: Aliasghar Riahi and Ali A. Riahi & Mojgan Haddad Family Trust
Amount and nature of Beneficial ownership: 2,636,000
Percent of class: 21.8

Title of class: Convertible Promissory Note PN-07
Stockholder Name: Aliasghar Riahi and Ali A. Riahi & Mojgan Haddad Family Trust
Amount and nature of Beneficial ownership: 1
Percent of class: 21.8

Title of class: Convertible Promissory Note PN-16
Stockholder Name: Aliasghar Riahi and Ali A. Riahi & Mojgan Haddad Family Trust
Amount and nature of Beneficial ownership: 1
Percent of class: 21.8

Title of class: Convertible Promissory Note CN-20
Stockholder Name: Aliasghar Riahi and Ali A. Riahi & Mojgan Haddad Family Trust
Amount and nature of Beneficial ownership: 1
Percent of class: 21.8

Title of class: Convertible Promissory Note CN-26
Stockholder Name: Aliasghar Riahi and Ali A. Riahi & Mojgan Haddad Family Trust
Amount and nature of Beneficial ownership: 1
Percent of class: 21.8

Title of class: Convertible Promissory Note CN-27
Stockholder Name: Aliasghar Riahi and Ali A. Riahi & Mojgan Haddad Family Trust
Amount and nature of Beneficial ownership: 1
Percent of class: 21.8

Title of class: Convertible Promissory Note CN-24
Stockholder Name: Aliasghar Riahi and Ali A. Riahi & Mojgan Haddad Family Trust
Amount and nature of Beneficial ownership: 1
Percent of class: 21.8

Title of class: Convertible Promissory Note PN-03
Stockholder Name: Aliasghar Riahi and Ali A. Riahi & Mojgan Haddad Family Trust
Amount and nature of Beneficial ownership: 1
Percent of class: 21.8

Title of class: Common Stock
Stockholder Name: Courtney Benham and Wazoo Partners, LLC
Amount and nature of Beneficial ownership: 1
Percent of class: 14.6

RELATED PARTY TRANSACTIONS

Name of Entity: Courtney Benham

Relationship to Company: Director

Nature / amount of interest in the transaction: Courtney Benham has invested a total of $1,600,200 in the Company via his investment vehicle Wazoo Partners, LLC in the form of equity, convertible notes and debt.

Material Terms: The investments made by Courtney Benham using Wazoo Partners LLC ownership are detailed in the offering materials including convertible notes PN-1, PN-2, PN-5, PN-12, PN-15, CN-30, CN-37 and also in straight debt notes totaling $450,190. In addition, Wazoo Partners LLC invested $400,010 in equity when the Company was under its old name and corporate form, drivewarp LLC. Finally, Wazoo Partners LLC invested $92,233 in the Company's first crowdfunding capital raise on StartEngine in 2021.

Name of Entity: Mojgan Haddad

Relationship to Company: Director

Nature / amount of interest in the transaction: Mojgan Haddad, a director and wife of Asghar Riahi, via her family trust, the Ali A. Riahi & Mojgan Haddad Family Trust, invested $540 at the founding of the Company under its prior name and corporate form, drivewarp LLC, and a total of $135,000 in convertible notes.

Material Terms: The Ali A. Riahi & Mojgan Haddad Family Trust purchased convertible notes PN-3, PN-7, PN-16, CN-20, CN-24, CN-26 and CN-27, the terms of which are detailed in the disclosures under convertible notes. The purchase of her original equity stake was made at the Company's founding.

Name of Entity: Charles Yeomans

Relationship to Company: Officer

Nature / amount of interest in the transaction: Charles Yeomans, via his family trust, the Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008, invested $400 at the founding of the Company under its prior name and corporate form, drivewarp LLC, and a total of $108,500 in convertible notes.

Material Terms: The Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008 purchased convertible notes PN-4a, PN-6, CN-19, CN-25, and CN-28, the terms of which are detailed in the disclosures under convertible notes. The purchase of his original equity stake was made at the Company's founding.

OUR SECURITIES

The company has authorized Common Stock, Convertible Promissory Note CN-20, Convertible Promissory Note CN-26, Convertible Promissory Note CN-27, Convertible Promissory Note PN-03, Convertible Promissory Note CN-24, Convertible Promissory Note PN-07, Convertible Promissory Note PN-16, Convertible Promissory Note CN-23, Convertible Promissory Note CN-21, Convertible Promissory Note CN-19, Convertible Promissory Note CN-25, Convertible Promissory Note CN-28, Convertible Promissory Note PN-06, Convertible Promissory Note PN-4a, Convertible Promissory Note CN-36, Convertible Promissory Note CN-22, Convertible Promissory Note CN-35, Convertible Promissory Note CN-34, Convertible Promissory Note CN-32, Convertible Promissory Note CN-35a, Convertible Promissory Note CN-35, Convertible Promissory Note CN-30, Convertible Promissory Note PN-01, Convertible Promissory Note PN-02, Convertible Promissory Note PN-04, Convertible Promissory Note PN-05, Convertible Promissory Note PN-12, Convertible Promissory Note PN-15, Convertible Promissory Note CN-37, and Convertible Promissory Note CN-39. As part of the Regulation Crowdfunding raise, the Company will be offering up to 494,866 of Common Stock.

Common Stock

The amount of security authorized is 40,000,000 with a total of 12,069,854 outstanding.

Voting Rights

Voting rights: Each stockholder is entitled to one vote for each share of capital stock held by such stockholder. Please see the voting rights of securities sold in this offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Material Rights & Stockholder Agreement

The Company has a stockholder agreement from 2019 executed between the stockholders and the company. This Agreement only applies to stockholders who executed the Agreement and any Stockholders who execute Joinder Agreements. Investors in this offering will not be signing a Joinder Agreement.

The Stockholder Agreement contains transfer restrictions and drag-along rights as key provisions. If a majority of the shareholders approve a liquidity event, all Stockholders agree to the transaction.

The total number of shares outstanding on a fully diluted basis, 12,069,854 shares of Common Stock, does not include 630,000 shares of Common Stock options, 264,068 shares of Common Stock warrants, and 2,489,676 RSUs. These outstanding shares may affect your ownership in the future.

Stock Options, Warrants, RSUs

The amount outstanding includes the following calculation which provides summary information for the company's capitalization.

Issued and outstanding shares of common stock: 12,069,854

Shares subject to issuance pursuant to RSUs: 2,489,676

Shares subject to issuance pursuant to warrants: 264,068

Warrants

The following warrants have been issued by the company as consideration for services provided by vendors and advisors.

Warrant Number Shares Exercise Price Issue Date Expiration Date

1 56,685 $0.001 09-01-2021 06-30-2024
2 60,698 $0.01 08-08-2019 07-31-2024
3 90,000 $0.05 09-01-2021 01-07-2025
4 56,685 $0.001 09-01-2021 06-30-2024

Total 264,068

All of the Warrants, except for Warrant 3, are fully vested. For Warrant 3 , the following vesting schedule applies: One-forty-eighth (1/48th) of the total number of Shares shall vest upon the expiration of each full calendar month of each Holder's continuous service to the Company for the each of the next forty-eight (48) months, such that all such Shares shall be vested on the last day of the month in which the four-year anniversary of the vesting start date falls. No Shares shall vest following any termination of each Holder's continuous service to the Company, and any unvested Shares shall thereupon be forfeit without consideration. The Warrants shall only be exercisable, at any time or from time to time, with respect to Shares that have vested.

2019 Stock Incentive Plan

630,000 shares of common stock are issuable pursuant to exercise of options that have been granted to employees, consultants and advisors ("Options").

Options Granted

Option number Options Granted Vesting Schedule Vesting Start Date Exercise Price

1 40,000 2 01-Apr-19 $0.12
2 75,000 1 01-Feb-19 $0.05
3 35,000 1 01-Nov-18 $0.10
4 35,000 1 01-Jun-19 $0.12
5 15,000 4 01-Jan-19 $0.17
6 70,000 2 01-Aug-18 $0.05
7 35,000 1 01-Sep-20 $0.05
8 40,000 5 01-Aug-19 $0.12
9 35,000 1 01-Feb-19 $0.12
10 250,000 2 01-Aug-21 $0.05

Total 630,000

2019 Stock Incentive Plan vesting schedules:

1. Four years monthly, with no cliff: One-forty-eighth (1/48th) of the total number of shares subject to such option shall vest upon the expiration of each full calendar month of the grantee's continuous service to the Company for the each of the next forty-eight (48) months, such that all such options shall be vested on the last day of the month in which the four-year anniversary of the vesting start date falls.

2. Four years monthly, with one-year cliff: One-fourth (1/4th) of the total number of shares subject to such option shall vest on the first anniversary of the vesting start date so long as the grantee provides continuous service to the Company through and including such anniversary date; thereafter, one-forty-eighth (1/48th) of the total number of shares subject to such option shall vest upon the expiration of each full calendar month of the grantee's continuous service to the Company for the each of the next thirty-six (36) months, such that all such options shall be vested on the last day of the month in which the four-year anniversary of the vesting start date falls.

3. Two years monthly, with no cliff: One-twenty-fourth (1/24th) of the total number of shares subject to such option shall vest upon the expiration of each full calendar month of the grantee's continuous service to the Company for the each of the next twenty-four (24) months, such that all such options shall be vested on the last day of the month in which the four-year anniversary of the vesting start date falls.

4. Fully vested. The all shares shall be vested on the date of issuance.

5. Vesting for services. Upon presentation of an invoice by Optionee to the Company on the basis of work performed by Optionee, an equal number of shares will vest as USD are invoiced. For example, if an invoice is presented by Optionee for USD$1,000, at that time 1,000 shares will vest.

• 2021 Equity Incentive Plan

2,204,666 shares of common stock are issuable pursuant to exercise of Restricted Stock Units ("RSUs") that have been granted to employees, consultants and advisors. RSUs were adopted by the company in the 2021 Equity Incentive Plan to replace the use of Options for employees, consultants and advisors as incentives.

Restricted Stock Units Granted

Holder # RSUs Vesting Start

1 75,000 1-Feb-22
2 25,000 1-Jan-22
3 100,000 1-Jan-22
4 50,000 1-Jan-22
5 50,000 1-Jan-22
6 40,000 1-Jan-22
7 50,000 1-Jan-22
8 35,000 1-Jan-22
9 35,000 1-Jan-22
10 1,000 1-Jan-22
11 50,000 1-Jan-22
12 5,000 1-Jan-22
13 9,000 1-Jan-22
14 44,000 1-Jan-22
15 20,000 31-Jan-22
16 20,000 1-Jan-22
17 10,000 1-Jan-22
18 150,000 1-Jan-22
19 25,000 1-Jan-22
20 100,000 1-Jan-22
21 25,000 1-Jan-22
22 10,000 1-Jan-22
23 50,000 1-Jan-22
24 66,666 1-Jan-22
25 50,000 1-Jan-22
26 50,000 1-Jan-22
27 50,000 1-Jan-22
28 70,000 1-Jan-22
29 42,000 1-Jan-22
30 25,000 1-Apr-22
31 96,000 1-Jan-22
32 226,000 1-Jan-22
33 10,000 19-May-22
34 480,000 1-Jan-22
35 60,000 19-May-22
36 69,000 1-Jan-22
37 25,000 1-Apr-22
38 20,000 18-Apr-22
39 10,000 7-Jan-22
40 2,500 20-Jan-23
41 40,000 15-Nov-22
42 10,000 1-Jul-23
43 100,000 1-Jul-23
44 8,510 1-Apr-23

Total 2,489,676

2021 Equity Incentive Plan vesting schedule:

(a) Two-Tiered Vesting. The vesting of the RSUs is conditioned on satisfaction of two vesting requirements before the Expiration Date or earlier termination of the RSUs pursuant to the Plan or the RSU Agreement: a time- and service-based requirement (the "Service Requirement") and a liquidity-event requirement (the "Liquidity Event Requirement"), each as described below.

(i) Service Requirement. For so long as Participant is in continuous Service through each applicable date, the Service Requirement will be satisfied with respect to (i) twenty-five percent (25%) of the RSUs subject to this award on the one-year anniversary of the first Quarterly Vesting Date (as defined below) to occur immediately following the Vesting Commencement Date, and (ii) an additional 1/12 of the RSUs thereafter on each subsequent Quarterly Vesting Date. For purposes of this Notice of Grant and the RSU Agreement, "Quarterly Vesting Date" shall mean February 15, May 15, August 15 and November 15.

(ii) Liquidity Event Requirement. The Liquidity Event Requirement will be satisfied on the earliest to occur of: (A) the effective date of an underwritten initial public offering of the Company's securities (the "IPO") and (B) the date of an Acquisition, but only if the Acquisition also constitutes a permissible payment event as a change in ownership, effective control, or sale of substantially all of the assets, as provided under Section 409A (the earliest of the prong (A) or (B) to occur, the "Initial Vesting Event").

(b) RSUs Vested at Initial Vesting Event. If at the time of the Initial Vesting Event, Participant is not in continuous Service and did not meet the Service Requirement with respect to any portion of the RSUs, then no portion of the RSUs shall vest. If at the time of the Initial Vesting Event, Participant is in continuous Service or has ceased to be in continuous Service but did meet the Service Requirement with respect to any portion of the RSUs, then the RSUs shall vest as to the number of RSUs, if any, that have satisfied the Service Requirement as of the Initial Vesting Event in accordance with clause (a)(i) above.

(c) RSUs Vested after Initial Vesting Event. If Participant is in continuous Service at the time of the Initial Vesting Event, then with respect to RSUs that have not vested as of the Initial Vesting Event under the preceding clause (b) above, vesting shall continue after the Initial Vesting Event in accordance with the Service Requirement set forth in clause (a)(i) above (each subsequent vesting date, a "Subsequent Vesting Event").

Convertible Promissory Note CN-20

The security will convert into : (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-20 are outlined below:

Amount outstanding: $60,000.00

Maturity Date: November 07, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-26

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-26 are outlined below:

Amount outstanding: $10,000.00

Maturity Date: November 07, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-27

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-27 are outlined below:

Amount outstanding: $22,500.00

Maturity Date: November 07, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-03

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-03 are outlined below:

Amount outstanding: $10,000.00

Maturity Date: November 07, 2024

Interest Rate: 5.0%

Discount Rate: 5.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-24

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-24 are outlined below:

Amount outstanding: $10,000.00

Maturity Date: November 07, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-07

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-07 are outlined below:

Amount outstanding: $12,500.00

Maturity Date: November 07, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-16

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-16 are outlined below:

Amount outstanding: $10,000.00

Maturity Date: November 07, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-23

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-23 are outlined below:

Amount outstanding: $10,000.00

Maturity Date: January 01, 2025

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $6,000,000.00

Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $2,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-21

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-21 are outlined below:

Amount outstanding: $10,000.00

Maturity Date: June 09, 2023

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $6,000,000.00

Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-19

The security will convert into : (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-19 are outlined below:

Amount outstanding: $60,000.00

Maturity Date: November 07, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-25

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-25 are outlined below:

Amount outstanding: $20,000.00

Maturity Date: July 19, 2023

Interest Rate: 5.0%

Discount Rate: 0.2%

Valuation Cap: $8,000,000.00

Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-28

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-28 are outlined below:

Amount outstanding: $6,000.00

Maturity Date: November 07, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-06

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-06 are outlined below:

Amount outstanding: $12,500.00

Maturity Date: November 07, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-4a

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-4a are outlined below:

Amount outstanding: $10,000.00

Maturity Date: November 07, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-36

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-36 are outlined below:

Amount outstanding: $10,000.00

Maturity Date: January 01, 2025

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $2,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-22

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-22 are outlined below:

Amount outstanding: $5,000.00

Maturity Date: June 08, 2023

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $6,000,000.00

Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-35

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-35 are outlined below:

Amount outstanding: $5,000.00

Maturity Date: June 24, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-34

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-34 are outlined below:

Amount outstanding: $10,000.00

Maturity Date: May 13, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-32

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-32 are outlined below:

Amount outstanding: $10,000.00

Maturity Date: March 24, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $5,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-35a

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-35a are outlined below:

Amount outstanding: $10,000.00

Maturity Date: March 24, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $5,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-35

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-35 are outlined below:

Amount outstanding: $60,000.00

Maturity Date: January 01, 2025

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $2,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-30

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-30 are outlined below:

Amount outstanding: $100,000.00

Maturity Date: November 07, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: (i) Common Stock; (ii) any securities conferring the right to purchase Common Stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) Common Stock.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-01

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-01 are outlined below:

Amount outstanding: $100,000.00

Maturity Date: November 07, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-02

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-02 are outlined below:

Amount outstanding: $100,000.00

Maturity Date: November 07, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-04

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-04 are outlined below:

Amount outstanding: $100,000.00

Maturity Date: November 07, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-05

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-05 are outlined below:

Amount outstanding: $200,000.00

Maturity Date: November 07, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: he next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-12

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-12 are outlined below:

Amount outstanding: $100,000.00

Maturity Date: November 07, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-15

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-15 are outlined below:

Amount outstanding: $50,000.00

Maturity Date: November 07, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-37

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-37 are outlined below:

Amount outstanding: $50,000.00

Maturity Date: November 29, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $25,000,000.00

Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-39

The security will convert into "conversion shares" means (for purposes of determining the type of equity securities issuable upon conversion of this note) shares of the equity securities issued in the next equity financing. and the terms of the Convertible Promissory Note CN-39 are outlined below:

Amount outstanding: $500,000.00

Maturity Date: July 30, 2026

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $30,000,000.00

Conversion Trigger: A sale by the Company of its Equity Securities in a transaction or series of transactions of $2,000,000

Material Rights

"Conversion Price" means (rounded to the nearest 1/100th of one cent) 80% of the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing, subject to a maximum value per share calculated based on an equity valuation of $30,000,000, after taking into account the fully diluted number of shares of capital stock of the Company (to include issued shares and shares subject to issuance under unexercised option and warrant agreements and the issuance of all shares of the Company's capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans or any equity incentive plan created or expanded in connection with the Next Equity Financing, but not inclusive of shares subject to issuance on the basis of any convertible promissory notes) prior to conversion of this Convertible Promissory Note.

"Corporate Transaction" means:

(i) the closing of the sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets or license of all or substantially all of the Company's material intellectual property;

(ii) the consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold a majority of the outstanding voting securities of the capital stock of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related transactions, to a "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Exchange Act), of the Company's capital stock if, after such closing, such person or group would become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the outstanding voting securities of the Company (or the surviving or acquiring entity).

For the avoidance of doubt, a transaction will not constitute a "Corporate Transaction" if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the Persons who held the Company's securities immediately prior to such transaction. Notwithstanding the foregoing, the sale of Equity Securities in a bona fide financing transaction will not be deemed a "Corporate Transaction."

Corporate Transaction. In the event of a Corporate Transaction prior to the conversion of this Note pursuant to Section 4.2 or the repayment of this Note in full, at the closing of such Corporate Transaction, the Company will pay the Holder an amount equal to 2.0x times the outstanding principal balance of this Note plus all accrued and unpaid interest due hereon.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risks Related to the Company The auditor has included a "going concern" note in the audited financials. The Company's auditor has issued a "going concern" opinion on their financial statements, which means the Company may not be able to succeed as a business without additional financing. AtomBeam was incorporated in August 2017. It has generated a net loss of $2,469,003 and $1,482,637 as of December 31, 2023 and December 31, 2022, respectively. The audit report states that the Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate cash from operating activities and/or to raise additional capital to fund its operations. The Company's failure to raise additional short-term capital could have a negative impact on not only its financial condition, but also its ability to remain in business. We are an early stage company and have not yet generated any profits. AtomBeam Technologies Inc. was formed on August 17, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. AtomBeam Technologies Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We anticipate sustaining operating losses for the foreseeable future. It is anticipated that we will sustain operating losses - for the foreseeable future as we expand our team, continue with research and development, and strive to gain customers and gain market share in our industry. Our ability to become profitable depends on our ability to expand our customer base. There can be no assurance that this will occur. Unanticipated problems and expenses are often encountered in offering new products which may impact whether the Company is successful. Furthermore, we may encounter substantial delays and unexpected expenses related to development, technological changes, marketing, regulatory requirements and changes to such requirements or other unforeseen difficulties. There can be no assurance that we will ever become profitable. If the Company sustains losses over an extended period of time, it may be unable to continue in business. Our technology continues to be developed, and it is unlikely that we will ever develop our technology to a point at which no further development is required. AtomBeam is developing complex technology that requires significant technical and regulatory expertise to develop, commercialize and update to meet evolving market and regulatory requirements. If we are unable to successfully develop and commercialize our technology and products, it will significantly affect our viability as a company. We may need to raise additional financing to support our operations, but we cannot be sure that we will be able to obtain additional financing on terms favorable to us when needed. If we are unable to obtain additional financing to meet our needs, our operations may be adversely affected or terminated. We have limited financial resources. There can be no assurance that we will be able to obtain financing to fund our operations in light of factors beyond our control such as the market demand for our securities, the state of financial markets generally, and other relevant factors. Any sale of our Common Stock in the future may result in dilution to existing stockholders. Furthermore, there is no assurance that we will not incur debt in the future, that we will have sufficient funds to repay any future indebtedness or that we will not default on our future debts, which would thereby jeopardize our business viability. Finally, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to continue the development of our technology, which might result in the loss of some or all of investments in our common stock. If we experience rapid growth and we are not able to manage this growth successfully, this inability to manage the growth could adversely affect our business, financial condition, and results of operations. Rapid growth places a significant strain on our financial, operational, and managerial resources. While we engage in strategic and operational planning to adequately manage anticipated growth, there can be no assurance that we will be able to implement and subsequently improve operations and financial systems successfully and in a timely manner to fully manage our growth. There can be no assurance that we will be able to manage our growth and any inability to successfully manage growth could materially adversely affect our business, financial condition, and results of operation. The Company depends on key personnel and faces challenges recruiting needed personnel. The Company's future success depends on the efforts of its key personnel. To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. In particular, the Company is significantly dependent on retaining its CEO, Charles Yeomans, its Chief Operating Officer, Chuba Udokwu, its Chief Revenue Officer, Kirk Byles, and its Chief Financial Officer, Rajiv Bhagat. We face significant market competition. We will compete with larger, established companies who currently have products on the market and/or various respective product development programs, including large telecommunications companies, satellite operators and other companies that are building additional bandwidth. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or create superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We believe that our ability to compete successfully depends on a number of factors, including the type and quality of our products and the strength of our brand names, as well as many factors beyond our control. We may not be able to compete successfully against current or future competitors, and increased competition may result in price reductions, reduced profit margins, loss of market share and an inability to generate cash flows that are sufficient to maintain or expand the development and marketing of new products, any of which would adversely impact our results of operations and financial condition. Reliance on a single service or product is risky and if we fail to convince potential customers to use our product, our Company may not be successful. All of our current services are variants of one type of service and/or product, specifically the reduction of the size of data with software for which standard data compression algorithms is either not effective or for which the Company's software provides significantly superior performance. Compression algorithms are limited by their architecture to seeking repetitions of pattern within a single data file, or a group of files; the small size of files generated by machines makes the use of compression for individual files typically ineffective and thus compression is generally not used unless the application is not sensitive to latency, in which case multiple files can be grouped to make them large enough in aggregate for compression to be effective. This limitation does not apply to Neurpac, for which the size of the individual files is generally irrelevant to the performance of the software, enabling significant reduction of the size of files in real time, effectively increasing the available bandwidth for a given network for the transmission of machine generated data. The Company's first commercial product, Neurpac, is expected to be released commercially as a as a Software as a Service ("SaaS") in 2024 and is currently only available as a software product. Our second product, Neurcom, has not yet been released either as a software product or as a SaaS, and so the Company is currently reliant on the Neurpac SDK as its only released product. A SaaS version of Neurpac is planned for release in the near future. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Some of our products are still in the prototype phase and might never be operational products. Even if we develop an operational product, the product may never be used to engage in transactions, or its use may be far more limited than the Company anticipates. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties. We are currently in the research and development stage and have only the software development kit ("SDK") version of our software. Delays or cost overruns in the development of instantiation of our software as a SaaS and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel, consultants and advisors is critical to our success. These demands may require us to hire additional personnel, consultants and advisors and will require our existing management personnel to develop additional expertise. We face intense competition for personnel, consultants and advisors. The failure to attract and retain personnel, consultants and advisors or to develop such expertise could delay or halt the development and commercialization of our product candidates. Specifically, our software is classed as middleware, which requires users to integrate it into their existing software. This limits the accessibility of the software to engineers who have the technological sophistication to undertake this integration process, and costs money and time, which may limit the appeal of AtomBeam's product to the broader market. If we experience difficulties in hiring and retaining personnel in key positions, or in hiring consultants and advisors, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us. We rely on other companies to provide certain hardware and software for our products. We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. While we are not dependent on any one supplier for any of our hardware or software, our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide major components and subsystems which meet required specifications and perform to our and our customers' expectations. If we encounter problems with one or more of these parties and they fail to perform to expectations, it could have a material adverse impact on the Company. These include various systems such as Jira, Amazon Web Services, Microsoft Office and other systems used by the Company. We rely on third parties to provide services essential to the success of our business. We rely on third parties to provide a variety of essential business functions for us, including software development, instantiation in hardware of the Company's software, cloud services, accounting, legal work, public relations, advertising, , and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Unproven market for AtomBeam's software which has yet to be evaluated. AtomBeam's software is highly innovative and represents a new category for technology products. As such, until the Company achieves substantial revenue, there can be no assurance that a market exists for the Company's product. AtomBeam necessarily depends on a recognition of the economic value its software provides to prospective customers; if prospective customers do not find such economic value to be present, the Company may not achieve its financial objectives. Even if we successfully develop our SaaS products, they could fail to achieve the sales projections we expect. Our growth expectations are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of investment in the Company. Our trademarks, patents, trade secrets and other intellectual property could be unenforceable or ineffective. One of the Company's most valuable assets is its intellectual property. The Company owns a trademark for "AtomBeam" and has copyrights, Internet domain names, and trade secrets. The Company has been assigned 34 issued, 4 allowed patents and 44 pending patents. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. We also have pending patents that may not be protected. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may negatively impact the Company's business and financial resources and investment in us. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them. Trademark and patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into commercial contracts and licenses and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or patent(s) because of the cost of enforcement, investment in the Company could be significantly and adversely affected. Successful infringement claims against us could result in significant monetary liability or prevent us from selling some of our products. We believe our products and technology may be highly disruptive to a very large and growing market. Our competitors are well capitalized with significant intellectual property protection and resources and they (and/or patent trolls) may initiate infringement lawsuits against our Company. Such litigation could be expensive and could also prevent us from selling our products, which would significantly harm our ability to grow our business as planned. Potential for theft of our intellectual property may harm our results. The Company's product is software, and as such, the potential exists for a third party to copy or develop on their own a version of the Company's product. The Company is diligent in its patent filings and intends to vigorously defend its intellectual property, and also maintains a secure approach to software development. The Company, however, may not be aware of copying of its software or infringement of its patents by third parties, and even if the Company is made aware of such copying or infringement, it may not be successful in defending its rights to its intellectual property. Risks Related to Defense Contracting We depend heavily on contracts with the U.S. Government for a substantial portion of our business. Changes in the U.S. Government's priorities, or delays or reductions in spending could have a material adverse effect on our business. We currently derive most of our sales from work performed under U.S. Government contracts. Budget uncertainty, the potential for U.S. Government shutdowns, the use of continuing resolutions, and the federal debt ceiling can adversely affect our industry and the funding for our programs. If appropriations are delayed or a government shutdown were to occur and were to continue for an extended period of time, we could be at risk of program cancellations and other disruptions and nonpayment. When the U.S. Government operates under a continuing resolution, new contract and program starts are restricted and funding for our programs may be unavailable, reduced or delayed. Shifting funding priorities or federal budget compromises, also could result in reductions in overall defense spending on an absolute or inflation-adjusted basis, which could adversely impact our business. Our contracts with the U.S. Government are conditioned upon the continuing availability of Congressional appropriations. Congress usually appropriates funds on a fiscal year basis even though contract performance may extend over many years. Consequently, contracts are often partially funded initially and additional funds are committed only as Congress makes further appropriations over time. To the extent we incur costs in excess of funds obligated on a contract or in advance of a contract award or contract definitization, we are at risk of not being reimbursed for those costs unless and until additional funds are obligated under the contract or the contract is successfully awarded, definitized and funded, which could adversely affect our results of operations, financial condition and cash flows. We are subject to extensive procurement laws and regulations, including those that enable the U.S. Government to terminate contracts for convenience. Our business and reputation could be adversely affected if we or those we do business with fail to comply with or adapt to existing or new procurement laws and regulations, which are regularly evolving. We and others with which we do business must comply with laws and regulations relating to the award, administration and performance of U.S. Government contracts. Government contract laws and regulations affect how we do business with our customers and impose certain risks and costs on our business. A violation of these laws and regulations by us, our employees, others working on our behalf, a supplier or a joint venture partner could harm our reputation and result in the imposition of fines and penalties, the termination of our contracts, suspension or debarment from bidding on or being awarded contracts, loss of our ability to export products or perform services and civil or criminal investigations or proceedings. In addition, costs to comply with new government regulations can increase our costs, reduce our margins and adversely affect our competitiveness. Government contract laws and regulations can impose terms or obligations that are different than those typically found in commercial transactions. One of the significant differences is that the U.S. Government may terminate any of our government contracts, not only for default based on our performance, but also at its convenience. Generally, prime contractors have a similar right under subcontracts related to government contracts. If a contract is terminated for convenience, we typically would be entitled to receive payments for our allowable costs incurred and the proportionate share of fees or earnings for the work performed. However, to the extent insufficient funds have been appropriated by the U.S. Government to the program to cover our costs upon a termination for convenience, the U.S. Government may assert that it is not required to appropriate additional funding. If a contract is terminated for default, the U.S. Government could make claims to reduce the contract value or recover its procurement costs and could assess other special penalties, exposing us to liability and adversely affecting our ability to compete for future contracts and orders. In addition, the U.S. Government could terminate a prime contract under which we are a subcontractor, notwithstanding the fact that our performance and the quality of the products or services we delivered were consistent with our contractual obligations as a subcontractor. Similarly, the U.S. Government could indirectly terminate a program or contract by not appropriating funding. The decision to terminate programs or contracts for convenience or default could adversely affect our business and future financial performance. We are subject to audit by our customers on government contracts and the results of those audits could have an adverse effect on our business, reputation and results of operations. U.S. Government agencies, including the Defense Contract Audit Agency, the Defense Contract Management Agency and various agency Inspectors General, routinely audit and investigate government contractors. These agencies review a contractor's compliance with applicable laws, regulations and contract terms, regarding, among other things, contract pricing, contract performance, cost structure and business systems. If an audit or investigation uncovers improper or illegal activities, we may be subject to civil or criminal penalties and administrative sanctions, including reductions of the value of contracts, contract modifications or terminations, forfeiture of profits, suspension of payments, penalties, fines or suspension or debarment from doing business with the U.S. Government. Suspension or debarment could have a material adverse effect on us because of our dependence on contracts with the U.S. Government. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us. Similar government oversight and risks to our business and reputation exist in most other countries where we conduct business. Exports and imports of certain of our products may be subject to various export control, sanctions, and import regulations and may require authorization from regulatory agencies of the U.S. or other countries. We must comply with various laws and regulations relating to the export and import of products, services, and technology from and into the U.S. and other countries having jurisdiction over our operations. In the U.S., these laws and regulations include, among others, the Export Administration Regulations (EAR) administered by the U.S. Department of Commerce, the International Traffic in Arms Regulations (ITAR) administered by the U.S. Department of State, embargoes and sanctions regulations administered by the U.S. Department of the Treasury, and import regulations administered by the U.S. Department of Homeland Security and the U.S. Department of Justice. Certain of our products, services, and technologies have military or strategic applications and are on the U.S. Munitions List of the ITAR, the Commerce Control List of the EAR, or are otherwise subject to the EAR and/or the U.S. Munitions Import List, and we are required to obtain licenses and authorizations from the appropriate U.S. government agencies before exporting these products out of the U.S. or importing these products into the U.S. U.S. foreign policy or the foreign policy of other licensing jurisdictions may affect the licensing process or otherwise prevent us from engaging in business dealings with certain individuals, entities, or countries. Any failure by us, our customers, or our suppliers to comply with these laws and regulations could result in civil or criminal penalties, fines, seizure of our products, adverse publicity, restrictions on our ability to engage in export or import transactions, or the suspension or debarment from doing business with the U.S. government. Moreover, any changes in export control, sanctions, or import regulations may further restrict the export or import of our products or services, and the possibility of such changes requires constant monitoring to ensure we remain compliant. Our ability to obtain required licenses and authorizations on a timely basis, or at all, is subject to risks and uncertainties, including changing laws, regulations, or foreign policies, delays in Congressional action, or geopolitical and other factors. If we are not successful in obtaining or maintaining the necessary licenses or authorizations in a timely manner, our sales relating to those approvals may be prevented or delayed, and revenue and profit previously recognized may be reversed. Any restrictions on the export or import of our products or product lines could have a material adverse effect on our competitive position, results of operations, financial condition, or liquidity. Risks Related to Cybersecurity If our security measures are breached or unauthorized access to individually identifiable biometric or other personally identifiable information is otherwise obtained, our reputation may be harmed, and we may incur significant liabilities. In the ordinary course of our business, we may collect and store sensitive data, including personally identifiable information ("PII"), owned or controlled by ourselves or our customers, and other parties. We communicate sensitive data electronically, and through relationships with multiple third-party vendors and their subcontractors. These applications and data encompass a wide variety of business-critical information, including research and development information, patient data, commercial information, and business and financial information. We face a number of risks relative to protecting this critical information, including loss of access risk, inappropriate use or disclosure, inappropriate modification, and the risk of our being unable to adequately monitor, audit, and modify our controls over our critical information. This risk extends to the third-party vendors and subcontractors we use to manage this sensitive data. Data breaches occur at all levels of corporate sophistication (including at companies with significantly greater resources and security measures than our own) and the resulting fallout stemming from these breaches can be costly, time-consuming, and damaging to a company's reputation. Further, data breaches need not occur from malicious attack or phishing only. Often, employee carelessness can result in sharing PII with a much wider audience than intended. Consequences of such data breaches could result in fines, litigation expenses, costs of implementing better systems, and the damage of negative publicity, all of which could have a material adverse effect on our business operations and financial condition. Privacy and data security laws and regulations could require us to make changes to our business, impose additional costs on us and reduce the demand for our software solutions. Our business model contemplates that we will transmit a significant amount of personal or identifying information through our platform. Privacy and data security have become significant issues in the United States and in other jurisdictions where we may offer our video surveillance solutions. The regulatory framework relating to privacy and data security issues worldwide is evolving rapidly and is likely to remain uncertain for the foreseeable future. Federal, state and foreign government bodies and agencies have in the past adopted, or may in the future adopt, laws and regulations regarding the collection, use, processing, storage and disclosure of personal or identifying information obtained from customers and other individuals. In addition to government regulation, privacy advocates and industry groups may propose various self-regulatory standards that may legally or contractually apply to our business. Because the interpretation and application of many privacy and data security laws, regulations and applicable industry standards are uncertain, it is possible that these laws, regulations and standards may be interpreted and applied in a manner inconsistent with our existing privacy and data management practices. As we expand into new jurisdictions or verticals, we will need to understand and comply with various new requirements applicable in those jurisdictions or verticals. To the extent applicable to our business or the businesses of our customers, these laws, regulations and industry standards could have negative effects on our business, including by increasing our costs and operating expenses, and delaying or impeding our deployment of new core functionality and products. Compliance with these laws, regulations and industry standards requires significant management time and attention, and failure to comply could result in negative publicity, subject us to fines or penalties or result in demands that we modify or cease existing business practices. In addition, the costs of compliance with, and other burdens imposed by, such laws, regulations and industry standards may adversely affect our customers' ability or desire to collect, use, process and store personal information using our software solutions, which could reduce overall demand for them. Even the perception of privacy and data security concerns, whether or not valid, may inhibit market acceptance of our software solutions in certain verticals. Any of these outcomes could adversely affect our business and operating results. The Company is vulnerable to hackers and cyber-attacks. As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on AtomBeam or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber- attacks either on our technology provider or on AtomBeam could harm our reputation and materially negatively impact our financial condition and business. Risks Related to Regulations Our business is and may become subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, data use and data protection, content, competition, safety and consumer protection, e-commerce, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our products and business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business. We are and may become subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business and business plan, including privacy, data use, data protection and personal information, biometrics, encryption, rights of publicity, content, integrity, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, data localization and storage, data disclosure, artificial intelligence and machine learning, electronic contracts and other communications, competition, protection of minors, consumer protection, civil rights, accessibility, telecommunications, product liability, e-commerce, taxation, economic or other trade controls including sanctions, anti-corruption and political law compliance, securities law compliance, and online payment services. The introduction of new products, expansion of our activities in certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. In addition, foreign data protection, privacy, content, competition, consumer protection, and other laws and regulations can impose different obligations or be more restrictive than those in the United States. These U.S. federal, state, and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and may be interpreted and applied inconsistently from jurisdiction to jurisdiction and inconsistently with our current policies and practices. For example, regulatory or legislative actions or litigation affecting the manner in which we display content to our users, moderate content, or obtain consent to various practices could adversely affect user growth and engagement. Such actions could affect the manner in which we provide our services or adversely affect our financial results. These laws and regulations, as well as any associated claims, inquiries, or investigations or any other government actions, have in the past led to, and may in the future lead to, unfavorable outcomes including increased compliance costs, loss of revenue, delays or impediments in the development of new products, negative publicity and reputational harm, increased operating costs, diversion of management time and attention, and remedies that harm our business, including fines or demands or orders that we modify or cease existing business practices.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 9, 2024.

AtomBeam Technologies Inc.

By   /s/ *Charles Yeomans*

Name: <u>AtomBeam Technologies Inc.</u>

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

      I, Charles Yeomans, Principal Executive Officer of AtomBeam Technologies Inc., hereby certify that the financial statements of AtomBeam Technologies Inc. included in this Report are true and complete in all material respects.

Charles Yeomans

Chief Executive Officer